

HWJ Capital Partners II, LLC

7400 North Federal Highway
Suite A5
Boca Raton, Florida 33487
Telephone: (561) 226-6199
Fax: (561) 995-4946

February 21, 2017

Daszkal Bolton LLP
2401 NW Boca Raton Blvd
Boca Raton, FL 33431

Dear Sirs:

HWJ Capital Partners II, LLC is operating under the k(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody Securities". The firm does not have a retail business. The broker-dealer does not sell securities or take in any customer funds; therefore, we have met the identified exemption provisions in 240, 15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Joseph W. Harch

Joseph W. Harch, Owner/President